

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2021

Via Email

Paul Dudek
Latham & Watkins LLP
555 Eleventh Street NW
Washington, DC 20004

> **Re: Vedanta Limited**
> **Schedule 14D-9 filed March 18, 2021**
> **Response letter dated March 24, 2021**
> **SEC File No. 5-83797**

Dear Mr. Dudek:

We have reviewed your letter of today's date, responding to our comment letter dated March 22, 2021 on the filing listed above. Our comment follows. All defined terms used here have the same meaning as in the Schedule 14D-9.

1. Refer to comment 2 in our first comment letter and your response. We continue to have concerns that the disclosure in Item 4 of the Schedule 14D-9 that Vedanta "has not made a recommendation" with respect to the offer is inconsistent with the disclosure disseminated to shareholders, as reflected in Exhibit 99.1. The latter document lists a "recommendation" (paragraph 11) and a "summary of reasons for the recommendation" (paragraph 12). All of the listed reasons supporting the IDC's determination that the offer is "fair and reasonable" are favorable to the offer, including positive comparisons of the offer price to prices previously paid by the Acquirer and the PACs and favorable comparisons of the offer price to recent trading prices for the shares. In addition, the first paragraph of the document included as Exhibit 99.1 characterizes the document as a recommendation. Given these facts, we continue to be concerned that the characterization of Vedanta's position with respect to the offer as expressed in Item 4 of the Schedule 14D-9 is confusing and inconsistent with the document disseminated to target shareholders.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

We remind you that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions